UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number:  001-34677

Scorpio Tankers Inc.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release issued by Scorpio Tankers Inc. (the "Company") on April 7, 2010 announcing that the Company has completed its initial public offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)

Dated: April 7, 2010
	By:	/s/ Brian Lee
Brian Lee
Chief Financial Officer

Exhibit 99.1

Scorpio Tankers Inc. Completes Initial Public Offering

MONACO--(Marketwire - April 7, 2010) - Scorpio Tankers Inc. ("Scorpio Tankers") (NYSE: STNG) announced today that it has closed on its previously announced sale of 12,500,000 shares of common stock in its initial public offering, and received net proceeds of $149.6 million, after deducting underwriters' discounts and offering expenses. The underwriters have a 30-day option that commenced on March 30, 2010, to purchase up to an additional 1,875,000 shares of common stock to cover over-allotments, if any.

Morgan Stanley & Co. Incorporated and Dahlman Rose & Company, LLC are acting as joint book-running managers and representatives of the underwriters, who include Fearnley Fonds ASA, Nordea Bank Norge ASA, DnB NOR Markets, Inc. and Fortis Bank (Nederland) N.V. Copies of the final written prospectus may be obtained from Morgan Stanley & Co. Incorporated at 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department or by e-mailing prospectus@morganstanley.com, or from Dahlman Rose & Company, LLC at 142 West 57th Street, 18th Floor, New York, NY 10019 or by calling (212) 702-4521 or by e-mailing prospectus@dahlmanrose.com.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a newly formed provider of marine transportation of petroleum products worldwide. Scorpio Tankers currently owns three double hull Panamax tankers, with an average age of 6.8 years. Additional information about the Company is available at the Company's website www.scorpiotankers.com.

Scorpio Tankers Inc.
212.542.1616